North America Structured Investments

J.P.Morgan

2yr NDX Partial Principal at Risk Bearish Auto Callable Knock-Out Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC
Guarantor: JPMorgan Chase & Co.
Minimum Denomination: $1,000
Index: Nasdaq-100 Index®
Pricing Date: September 26, 2024
Observation Date: September 28, 2026
Maturity Date: October 1, 2026
Call Settlement Date: If applicable, the third business day after the first day on which a Knock-Out Event occurs, *provided* that if the first day on which a Knock-Out Event occurs is the Observation Date, the Call Settlement Date will be the Maturity Date
Call Premium Amount: At least $150.00 per $1,000 principal amount note*
Downside Participation Rate: 100.00%
Knock-Out Percentage: 20.00%
Additional Amount: $1,000 × Bearish Index Return × Downside Participation Rate
Knock-Out Event: A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing level of the Index is less than the Initial Value by a percentage equal to or greater than the Knock-Out Percentage.
Monitoring Period: The period from but excluding the Original Issue Date to and including the Observation Date
Bearish Index Return: (Initial Value – Final Value) / Initial Value

Automatic Call: If a Knock-Out Event occurs, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Call Premium Amount, payable on the Call Settlement Date. No further payments will be made on the notes.
If a Knock-Out Event occurs, the notes will be automatically called and you will not benefit from the feature that provides you with a return at maturity equal to the Bearish Index Return times the Downside Participation Rate (as reflected in the Additional Amount) if the Final Value is less than the Initial Value. Because this feature does not apply to the payment upon an automatic call, the payment upon an automatic call may be less than the payment at maturity for the same level of depreciation in the Index.

Payment At Maturity: If (i) a Knock-Out Event **has not occurred** and (ii) the Final Value is less than the Initial Value, at maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 *plus* the Additional Amount.
If (i) a Knock-Out Event **has not occurred** and (ii) the Final Value is greater than or equal to the Initial Value, at maturity, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Bearish Index Return)

In no event, however, will the payment at maturity be less than $900.00 per $1,000 principal amount note.
If (i) a Knock-Out Event has not occurred and (ii) the Final Value is greater than the Initial Value, you will lose up to 10.00% of your principal amount at maturity.
You are entitled to repayment of at least $900.00 per $1,000 principal amount note at maturity, subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co.

CUSIP: 48135UMM9
Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48135UMM9/doctype/Product_Termsheet/document.pdf
Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $940.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Hypothetical Total Returns**

			A Knock-Out Event Has Not Occurred	A Knock-Out Event Occurs****
Final Value	Index Return***	Bearish Index Return	Total Return on the Notes	Total Return on the Notes
165.00	65.00%	-65.00%	-10.00%	15.00%
140.00	40.00%	-40.00%	-10.00%	15.00%
120.00	20.00%	-20.00%	-10.00%	15.00%
110.00	10.00%	-10.00%	-10.00%	15.00%
105.00	5.00%	-5.00%	-5.00%	15.00%
101.00	1.00%	-1.00%	-1.00%	15.00%
100.00	0.00%	0.00%	0.00%	15.00%
95.00	-5.00%	5.00%	5.00%	15.00%
90.00	-10.00%	10.00%	10.00%	15.00%
85.00	-15.00%	15.00%	15.00%	15.00%
80.01	-19.99%	19.99%	19.99%	15.00%
80.00	-20.00%	20.00%	N/A	15.00%
79.99	-30.00%	N/A	N/A	15.00%
70.00	-30.00%	N/A	N/A	15.00%
60.00	-40.00%	N/A	N/A	15.00%
30.00	-70.00%	N/A	N/A	15.00%
0.00	-100.00%	N/A	N/A	15.00%

*The actual Call Premium Amount will be provided in the pricing supplement and will not be less than $150.00 per $1,000 principal amount note.
**Reflects the Call Premium Amount equal to the minimum Call Premium Amount set forth herein for illustrative purposes.
***The Index Return is equal to (Final Value – Initial Value) / Initial Value.
****The notes will be automatically called.
The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.
The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • The notes will not pay more than 90.00% of the principal amount at maturity if a Knock - Out Event has not occurred. • The notes are bearish on the Index. • If a Knock - Out Event has not occurred, your maximum gain on the notes is limited by the Knock - Out Percentage. • If a Knock - Out Event has occurred, the notes will be automatically called and the appreciation potential of the notes is limited to the Call Premium Amount paid on the notes. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • The automatic call feature may force a potential early exit. • You may receive a lower return on the notes if a Knock - Out Event has not occurred than if a Knock - Out Event has occurred. • No interest payments, dividend payments or voting rights. • The notes are subject to the risks associated with non - U.S. securities. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a pr osp ectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPM organ Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get the se documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participat ing in the this offering will arrange to send you the prospectus and each prospectus supplement, as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by cal ling toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 270004 and 333 - 270004 - 01 North America Structured Investments 2yr NDX Partial Principal at Risk Bearish Auto Callable Knock - Out Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement, Annex A to the prospectus addendum and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.